ALCAN

Alcan Inc.
1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada	Mailing Address: P.O. Box 6090 Montreal, Quebec H3C 3A7 Canada	Tel.:	(514) 848-8000
		Fax:	(514) 848-8115
www.alcan.com

30 May 2006

Via EDGAR

United States Securities and Exchange Commission
Office of Global Security Risk
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549-5546

Attention: Cecilia D. Blye, Chief

Dear Ms. Blye:

SUBJECT:          Alcan Inc. Form 10-K for the fiscal year ended December 31, 2004
                 File No. 1-3677

We are writing in response to your letter of 3 May 2006 (the “Comment Letter”), containing comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) of Alcan Inc. (“Alcan”).

In your letter, you requested that Alcan provide additional information regarding the potential use of aluminum by Iran. To facilitate the Staff’s review, this letter includes the caption and comment from the Comment Letter in bold text, and provides Alcan’s response immediately thereafter.

General

You indicate in your April 21, 2006, response to our letter of March 29, 2006, that your subsidiary(ies) have provided technology and equipment to smelters indirectly owned by the Iranian Ministry of Mines, for use in the production of aluminum. You also indicate that the aluminum produced at the smelters to which you have provided technology and equipment would be of no use in any application, unless it is substantially processed.

We are aware, from publicly available sources, that aluminum has weapons applications. We note, specifically, published reports that discuss the use of aluminum tubing to house motor casings for rockets, and in certain centrifugal processes employed to produce weapons-grade uranium.  Please address for us the possibility that your reputation and share value may be impacted negatively by your provision to Iran of technology and equipment necessary to the production of a product that can be used in the production of weapons. Advise us whether, to the best of your knowledge, understanding and belief, the aluminum produced at Iranian smelters is subsequently processed in such manner and to such degree as to be usable in the production of conventional, nuclear or other weapons.

Staff Comment: Advise us whether, to the best of your knowledge, understanding and belief, the aluminum produced at Iranian smelters is subsequently processed in such manner and to such degree as to be usable in the production of conventional, nuclear or other weapons.

Response: Neither Alcan nor its subsidiaries has any knowledge, other than that which is publicly available, of the transformation of aluminum, or any other materials, in Iran or elsewhere, for use in the production of conventional, nuclear or other weapons.

To the extent technology, products or services have been provided by subsidiaries of Alcan to smelters in Iran, these have related solely to the production of primary aluminum metal, a readily available global commodity traded on various metal exchanges around the world, such as the London Metal Exchange.

Several complex technologies are required to transform primary aluminum, together with other metals, for use in the military applications referenced in the Staff's Comment Letter. Alcan has not provided and is not aware that entities in Iran possess the knowledge, technology or other capabilities required for such applications.

Alcan believes that aluminum smelting is being pursued in Iran for commercial purposes. Aluminum smelting requires significant local energy and many, if not most, aluminum smelters around the world have been built near readily available cost-effective sources of energy. Alcan understands that Iran has significant excess natural gas resources.

Staff Comment: Please address for us the possibility that your reputation and share value may be impacted negatively by your provision to Iran of technology and equipment necessary to the production of a product that can be used in the production of weapons.

Response: Transactions with ties to Iran as a whole constitute a de minimis portion of Alcan’s revenues. Alcan does not believe that these interactions would appreciably affect its reputation or investor sentiment. During Alcan’s normal interactions with shareholders, prospective investors, industry analysts and other capital market representatives, nothing has come to Alcan’s attention that would suggest that any negative investor sentiment would result from any of the limited contacts Alcan has in Iran, including those referenced in this letter.

In providing this response, Alcan notes the following:

that it is responsible for the adequacy and accuracy of the disclosure in its filings;

that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

that Alcan may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

If you have any further questions, please contact the undersigned at 514-848-8234 or Margaret Pfeiffer (202-956-7540) or Scott Miller (650-461-5620) of Sullivan & Cromwell LLP.

Sincerely,

ALCAN INC.

Pierre D. Chenard
Vice President and General Counsel, Operations

cc.    Richard Evans
 Michael Hanley
 David McAusland
 Roy Millington
 Ann Francis
 Glenn Rioux